Exhibit 99.2

ASX ANNOUNCEMENT
November 25th, 2009

Results from 2009 Annual General Meeting

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that the 2009 Annual General Meeting of shareholders was held at 10.00 am today (Melbourne time).

In respect of Resolution 1, the consideration of financial statements, there was no vote required.

As announced by the Company to the Market earlier today, Mr. Fred Bart resigned as a Director of the Company prior to the commencement of the Meeting and, as a result, Resolution 2 was withdrawn.

In respect of Resolutions 3, 4, 5, 6 and 7, all were passed on a show of hands.

Following the resignation of Mr. Bart, the Company is pleased to announce that Mr. Sid Hack has been appointed as the Company’s new Chairman of the Board.  Mr. Hack had previously been appointed to the Board on 19 November 2008.

As a result of the passing of Resolution 7, PricewaterhouseCoopers has been appointed as the Company’s auditor in respect of the half-year ending 31 December 2009 and subsequent periods.

The proxy votes received in respect of the various Resolutions are set out on the attached page.

FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Thomas G. Howitt
Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)
Phone: +61 3 8412 7000

Proxy results for 2009 Annual General Meeting

Description of Resolution	For	Against	Abstain	In favour of Chairman	In favour of others

1. Consideration of financial statements	NO VOTE REQUIRED

2. Re-election of Mr. Fred Bart	RESOLUTION WITHDRAWN

3. Re-election of Mr. Sidney C. Hack
Numbers of votes received	30,578,932	618,933	-	647,991	178,135,510
Percentage of votes cast	14.56%	0.29%	0.00%	0.31%	84.83%

4. Re-election of Mr. Huw D. Jones
Numbers of votes received	30,348,439	849,426	-	647,991	178,135,510
Percentage of votes cast	14.45%	0.40%	0.00%	0.31%	84.83%

5. Re-election of Dr. Malcolm R. Brandon
Numbers of votes received	30,652,800	545,065	-	647,991	178,135,510
Percentage of votes cast	14.60%	0.26%	0.00%	0.31%	84.83%

6. Adoption of Remuneration Report
Numbers of votes received	30,188,916	881,526	127,423	647,991	178,135,510
Percentage of votes cast	14.38%	0.42%	0.06%	0.31%	84.83%

7. Appointment of auditor
Numbers of votes received	31,127,865	10,000	60,000	647,991	178,135,510
Percentage of votes cast	14.82%	0.00%	0.03%	0.31%	84.83%

Notes:  The Company currently has a total of 374,644,801 ordinary shares on issue and 2,970 registered shareholders.

Genetic Technologies Limited • Website: www.gtg.com.au • Email: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • Fax +61 3 8412 7040